SECURI 06009640 ON
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-45721

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dublind Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Sound Shore Dr.
(No. and Street)

Greenwich (City) CT (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nestor Olivier 203-869-5444
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Chaifetz & Schreiber, CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

21 Harbor Park Drive N. (Address), Port Washington, (City) N.Y. (State) 11050 (Zip Code)

PROCESSED
AUG 08 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 28 2006
BRANCH OF REGISTRATIONS AND
02 EXAMINATIONS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Nestor Olivier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dublind Securities, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President and CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DUBLIND SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2004

(With Supplementary Information)

TABLE OF CONTENTS

	PAGE NUMBER
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004:	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-7
SUPPLEMENTARY INFORMATION FOR THE YEAR ENDED DECEMBER 31, 2004:	
Schedule of Computation of Net Capital under rule 15c3-1 of the Securities and Exchange Commission	8

CHAIFETZ & SCHREIBER, P.C.
Certified Public Accountants

21 Harbor Park Drive N
Port Washington, NY 11050
Telephone: (516) 484-8700
Facsimile: (516) 484-8770
www.chaifetzandschreiber.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Dublind Securities, Inc.
Greenwich, Connecticut 06830

Gentlemen:

We have audited the accompanying statement of financial condition of Dublind Securities, Inc. as at December 31, 2004, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dublind Securities, Inc. at December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 8, schedule of computation of net capital under rule 15c3-1of the Securities and Exchange Commission, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Chaifetz & Schreiber, P.C.

July 25, 2006

DUBLIND SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS:	
Cash	$ 9,069
Due from related party	6,692
Total current assets	$ 15,761
LIABILITIES AND STOCKHOLDERS' EQUITY	
LIABILITIES:	
Accrued professional fees	$ 4,500
Accrued taxes	350
Total current liabilities	4,850
STOCKHOLDERS' EQUITY:	
Common stock - $1.00 par value; 150 shares authorized, 150 shares issued	150
Additional paid-in capital	72,377
Deficit	(61,616)
Total stockholders' equity	10,911
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 15,761

The accompanying notes are an integral part of these financial statements.

DUBLIND SECURITIES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004

INCOME	
Fee income	$176,747
Interest income	4
Total income	176,751
EXPENSES:	
Management fees	132,341
Consulting fees	19,800
Professional fees	8,187
Registration fees	10,638
Bank charges	1,169
Total	172,135
INCOME BEFORE INCOME TAXES	4,616
PROVISION FOR INCOME TAXES	350
NET INCOME	$ 4,266

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	Common Stock $1.00 Par Value		Additional Paid-in Capital	Deficit	Total Stockholders' Equity
	Shares	Amount			
BALANCE - JANUARY 1, 2004	150	$150	$72,377	$ (65,882)	$6,645
Net income	-	-	-	4,266	4,266
BALANCE - DECEMBER 31, 2004	150	$150	$72,377	$ (61,616)	$ 10,911

The accompanying notes are an integral part of these financial statements.

DUBLIND SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 4,266
Adjustments to reconcile net loss to net cash used in operating activities:	
Increase in due from related party	(6,692)
Increase in accrued professional fees	1,000
Increase in accrued taxes	350
Net cash used in operating activities	(5,342)
NET DECREASE IN CASH	(1,076)
CASH - JANUARY 1, 2004	10,145
CASH - DECEMBER 31, 2004	$ 9,069

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid for:	
Income taxes	$ -0-
Interest	$ -0-

The accompanying notes are an integral part of these financial statements.

1. NATURE OF BUSINESS

General - Dublind Securities, Inc. (the "Company") was incorporated on July 2, 1993 to provide financial, investment banking and other business advisory services to third parties. The Company's principal office is located in Greenwich, Connecticut. In November 1993, the Company received authorization by the NASD to conduct business as a registered broker-dealer.

The Company has received correspondence from the following state securities regulators during 2005 and 2006 regarding the status of its state registration as a licensed broker dealer:

a) State of California - February 3, 2006 - Revocation of Securities License for failure to pay the assessment fee.

b) District of Columbia - December 30, 2005 - Notice of Failure to renew license.

c) Pennsylvania Securities Commission - January 10, 2006 - Notice of Failure to renew license.

The Company has contacted the above regulatory agencies and has been informed that upon filing the appropriate documentation with the CRD system and the paying of past due regulatory fees, its license in such states will be reactivated.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition - Revenue is recognized as earned. The earnings process is completed and fees are recorded when all aspects of a proposed transaction are satisfied.

Use of Estimates - The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, management does not expect such variances, if any, to have a material effect on the financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes - The Company has elected S corporation status for federal and state income tax purposes and, accordingly, profits and losses of the Company are reportable on the tax returns of its stockholders. Earnings subsequent to the election may be withdrawn by the stockholders without any further federal or state tax consequences to them. The Company uses the cash method of accounting for tax reporting purposes and the accrual method for financial reporting purposes. At December 31, 2004, there were no material differences between the cash and accrual methods. At December 31, 2004, the Company has available net operating loss carryforwards for New York State purposes of approximately $80,000, which expire through the year 2021. The deferred tax benefit attributable to the carryforwards has been offset by a full valuation allowance as ultimate realizability of the benefit is uncertain.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $10,911, which was $5,911 in excess of its required net capital.

4. RELATED PARTY TRANSACTIONS

The Company provides consulting services, such as investment advisory and administrative services, to Dublind Partners, Inc., a related entity. The fees charged for such services amounted to $132,341 for the year ended December 31, 2004. The Company paid consulting fees to one of its officers for services rendered, which for the year ended December 31, 2004 was $19,800.

5. CAPITAL STRUCTURE

The Company has 150 shares of $1 par value common stock issued and outstanding. Common shares are voting and dividends are paid at the discretion of the Board of Directors.

SUPPLEMENTARY INFORMATION

DUBLIND SECURITIES, INC.

SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

TOTAL STOCKHOLDERS' EQUITY AND NET CAPITAL	$ 10,911
Aggregate indebtedness	$ 4,850
Ratio of aggregate indebtedness to net capital	0.44:1
Minimum net capital required	$ 5,000
EXCESS NET CAPITAL	$ 5,911

There were no material differences between the computation for determination of net capital as required under Rule 15c3-1 included in this report, and the computation included with the Company's amended unaudited FOCUS report as at December 31, 2004.

See Independent Auditors' Report.

CHAIFETZ & SCHREIBER, P.C.
Certified Public Accountants

21 Harbor Park Drive N
Port Washington, NY 11050
Telephone: (516) 484-8700
Facsimile: (516) 484-8770
www.chaifetzandschreiber.com

To the Stockholders
Dublind Securities, Inc.
Greenwich, Connecticut 06830

Gentlemen:

In planning and performing our audit of the financial statements and supplemental schedule of Dublind Securities, Inc. (the "Company"), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregated debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

Our opinion recognizes that it is not practicable in a Company the size of Dublind Securities, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Chaifetz & Schreiber, P.C.

Port Washington, New York
July 25, 2006